Table of Contents

EXHIBIT 1

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ/MF N.º 02.558.118 -0001-65 NIRE N.º 553.0000.577 -0

ARTICLES OF INCORPORATION

CHAPTER I

CHARACTERISTICS OF THE COMPANY

     Article 1 - TELEMIG CELULAR PARTICIPAÇÕES S.A. is a publicly held company governed by these Articles of Incorporation and by the applicable legislation.

     Article 2 - The Company has the following corporate object:

I.	to control companies engaged in the exploitation of Mobile Cellular Telephone Services, in the respective areas of concession or areas authorized for exploitation.

II.	to promote, through controlled or affiliated companies, the expansion and implementation of mobile telephone services in their respective areas of concession or authorization;

III.	to promote, perform or direct the raising of funds, from internal or foreign investors, for application by the Company or by their subsidiaries;

IV.	to promote and encourage study and research activities aiming at the development of the mobile telephone industry;

V.	to perform, directly or through controlled or subsidiary companies, technical specialized services related to the mobile telephony industry;

VI.	to promote, encourage and coordinate, directly or through controlled or subsidiary companies, teaching and training of the personnel required for the mobile telephone industry;

VII.	to carry out or promote importation of goods or services for and/or through controlled or subsidiary companies;

VIII.	to perform other activities similar or related to its core object; and

IX.	to own equity interest in other companies.

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     Article 3 - The Company has its headquarters and jurisdiction in the city of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários, and when authorized by the Executive Board, with due compliance with Article 30 of these Bylaws, branches and offices may be opened and closed in any part of the domestic territory or abroad.

     Article 4 – The company shall operate for an indefinite term.

CHAPTER II

CAPITAL STOCK

     Article 5 – The subscribed and fully paid up capital stock is five hundred and fifteen million Reais (R$ 515,000,000.00), represented by three hundred and sixty two billion, seventy million, six hundred and fifteen thousand, three hundred and thirty eight (362,070,615,338) shares, of which one hundred and thirty four billion, six hundred and sixty million, five hundred and ninety three thousand, one hundred and seventy nine (134,660,593,179) are common shares and two hundred and twenty seven billion, four hundred and ten million, twenty two thousand, one hundred and fifty nine (227,410,022,159) are preferred shares, all registered and without par value.

     Article 6 - The Company is authorized to increase the capital stock, by resolution of the Board of Directors, up to the limit of seven hundred billion (700,000,000,000) shares, whether common or preferred, with due regard to the legal limit of two-thirds (2/3) for the issuance of preferred shares without vote.

     Article 7 – The Company may increase its capital stock, by resolution of the General Meeting or of the Board of Directors, through capitalization of accumulated profits or previous reserves set up for this purpose by the General Meeting.

     Paragraph 1 - Capitalization may be made without change in the number of shares.

     Paragraph 2 – Capitalization is not compulsory for any balance of profits or reserves, which amounts to less than one percent (1%) of the capital stock.

     Article 8 - The capital stock is represented common and preferred shares without par value, and may be increased without regard to the proportion of each type of shares.

     Article 9 – The preemptive rights regarding the issuance of shares, warrants or convertible debentures may be excluded, by resolution of the General Meeting or of the Board of Directors, in the cases set forth in Article 172 of the Corporate Law.

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    Article 10 – Each common share shall be entitled to one vote in resolutions of the General Meeting.

     Article 11 - Preferred shares will not be entitled to vote, except in the events described in the Sole Paragraph hereof, and in the Sole Paragraph of Article 14, provided, however, that preferred shares will have priority in the case of capital reimbursement, without a premium, and will be entitled to receive, on a preferential basis, minimum, noncumulative dividends according to the greater of the following criteria:
      I – six percent (6%) per annum of the amount resulting from the division of the subscribed capital stock by the amount of outstanding shares of the Company; or
      II – right to share in the dividend to be distributed under Article 41 of these Articles of Incorporation based on the following criteria:
           a) priority to receive minimum noncumulative dividends corresponding to three percent (3%) of the net asset value of each share; and
           b) right to share in the profits to be distributed on equal conditions with common shares, after common shares have been paid a dividend equal to the minimum preferential dividend mentioned in letter “a” above.

     Sole Paragraph - The preferred shares will become entitled to voting rights if for three (3) consecutive years the Company fails to pay minimum dividends on them, under the terms of the head paragraph of this article.

     Article 12 – The shares of the Company are book-entry shares, and shall be held in an escrow account with a financial institution, in the name of their holders, without issuance of certificates.

CHAPTER III

GENERAL MEETING

     Article 13 - The General Meeting is the highest managing body of the Company, being empowered to resolve upon all businesses relative to the corporate object and to take all the necessary actions for the defense and development of the Company.

     Article 14 – In addition to the duties provided for by law, the following are exclusively incumbent upon the General Meeting:

I.	to establish the overall compensation of the members of the Board of Directors and Executive Board and the individual compensation of the members of the Statutory Audit Committee; and

II.	to approve in advance the execution of any long-term agreements between the Company or its subsidiaries, on one side, and the controlling shareholder or subsidiaries, affiliates, companies under common control with or

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controlling the latter, or which are by any other form related to the Company, except when such agreements are governed by uniform clauses.

     Sole Paragraph – Without prejudice of the provisions in Article 115, Paragraph 1 of Law No. 6404/76, the holders of preferred shares shall be entitled to vote in those resolutions at the general meeting referred to in subitem II of this Article, as well as in those referring to amendment or revocation of the following provisions of the Articles of Incorporation:

1.	subitem II of Article 14 and its sole paragraph;

2.	sole paragraph of Article 15; and

3.	Article 49

     Article 15 – The General Meeting shall be called by the Board of Directors, or in the form stipulated in the Sole Paragraph of Article 123 of Law No. 6404/76. When the General Meeting is convened by the Board of Directors, this must be substantiated by the Chairman of the Board.

     Sole Paragraph – In the cases of Article 136 of Law 6404/76, the first call for the General Meeting shall be made at least thirty (30) days in advance, and the second call at least ten (10) days in advance.

     Article 16 - The General Meeting is convened by the Chief Executive Officer of the Company or, in his absence or impediment, by any Officer, or by an Attorney-in-fact duly vested with specific powers for this purpose. When in attendance, the Chief Executive Officer shall preside over the General Meeting and appoint the Secretary. In the absence of the Chief Executive Officer, the General Meeting shall elect the chairman of the meeting and the respective secretary.

     Article 17 – The discussions and resolutions of the General Meeting shall be recorded in minutes drawn up in the proper book and signed by all members of the presiding board and by shareholders present representing, at least, the majority required for the resolutions to be approved.

     Paragraph 1 – The Minutes of Meeting may be drawn in summary form including dissenting votes and objections.

     Paragraph 2 – Unless as otherwise resolved by the General Meeting, the Minutes of Meeting shall be published without the signature of the shareholders.

     Article 18 – A General Regular Meeting shall be held within the four months immediately subsequent to the end of the fiscal year to:

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I.	examine the management accounts and discuss and vote the financial statements;

II.	resolve on the allocation of the net profit for the fiscal year and distribution of dividends; and

III.	elect the members of the Statutory Audit Committee and, should this be the case, the members of the Board of Directors.

     Article 19 - General Special Meetings shall be held whenever required by Company interest.

CHAPTER IV

COMPANY MANAGEMENT

SECTION I

GENERAL RULES

     Article 20 – The Company shall be managed by the Board of Directors and by the Executive Board.

     Paragraph 1 - The Board of Directors, a joint-decision committee, conducts the top management of the Company.

     Paragraph 2 – The Executive Board is the representative and executive body of the Company, and each of its members acts within his/her respective incumbency.

     Paragraph 3 – The duties and powers conferred by law to each of these governing bodies may not be conferred to any other body in the company.

     Article 21 – The members of the Board of Directors and of the Executive Board shall take office by signing the Instrument of Investiture to be recorded in the Register of Minutes of Meetings of the Board of Directors or of the Executive Board, as the case may be.

     Article 22 – The members of the Board of Directors and of the Executive Board shall be elected for a term of office of three (3) years, reelection being permitted.

          Sole Paragraph – The term of office of the members of the Board of Directors and of the Executive Board shall be extended until their successors have been installed in office.

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     Article 23 – In addition to the duties set forth by law, it is incumbent upon the Board of Directors:

     I. to approve the annual budget of the Company, and of its controlled companies, in addition to the plan of business goals and strategies applicable to the budget period;

     II. to resolve on the increase of the capital stock of the Company up to the authorized limit, and to resolve on the issuance of shares or warrants, and exclusion of the preemptive rights of shareholders, setting the conditions for issuance and placement of shares or warrants;

     III. to authorize the issuance of commercial papers for public subscription;

     IV. to resolve, with powers delegated by the General Meeting, on the conditions for the issuance of debentures, as provided in Paragraph 1 of article 59 of Law No. 6404/76;

     V. to authorize the sale of debentures, including convertible debentures issued by the Company and held as treasury papers;

     VI. to authorize the acquisition of shares issued by the Company, for cancellation or to be held as treasury shares to be disposed of at a later date;

     VII. to approve the acquisition or disposal by the Company of equity interest in other companies;

     VIII. to authorize the exchange of shares or other securities convertible in shares issued by controlled companies;

     IX. to authorize the disposal or encumbrance of any assets that are part of the Company’ s fixed assets;

     X. to authorize the acquisition of fixed assets, the individual value of which exceeds one percent (1%) of the shareholders’ equity of the Company.

     XI. to authorize the waiver of any rights to subscribe shares, convertible debentures or warrants issued by controlled companies;

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     XII. to approve, within the limits of the authorized capital stock, the granting of call options for the purchase of shares by their directors, officers, employees and individuals that render services to the Company or to its controlled companies.

     XIII. to authorize the offer of collateral or personal guarantees by the Company on behalf of third parties or any of its controlled companies.

     XIV. to authorize the performance of free-of-charge acts on behalf of the employees or of the communities, considering the Company’ s social responsibility; however, the offer of surety or guarantee to employees in the case of interstate and/or intermunicipal transfers and/or relocations, should not constitute matter requiring previous approval of the Board of Directors;

     XV. to approve the execution of loan or lease agreements, and the issuance of promissory notes, the value of which exceeds one percent (1%) of the shareholders’ equity of the Company, as well as of its controlled companies;

     XVI. to authorize the investment in new businesses or the creation of a subsidiary;

     XVII. to resolve on the approval of the "Depositary Receipts" program, to be issued by the Company;

     XVIII. to submit to the approval of the General Meeting the closing of any business or transaction included among those mentioned in subitem II of Article 14 of these Articles of Incorporation;

     XIX. to authorize the Company, as well as its controlled or affiliated companies to enter into, amend or terminate Shareholders’ Agreements ;

     XX. to approve the Company’s supplementary pension fund plan, as well as the collective bargaining agreements;

     XXI. to approve the Internal Bylaws of the Board of Directors;

     XXII. to approve the proposal of the Executive Board as regards the Internal Bylaws of the Company, with its respective organizational structure, which includes the duties and authority of the Executive Officers of the Company;

     XXIII. to elect and remove, at any time, the Executive Officers of the Company, including the Chief Executive Officer, stipulating their duties, with due compliance with the provisions of these Articles of Incorporation;

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     XXIV. to apportion the amount of the overall compensation, as determined by the General Meeting, among the members of the Board of Directors and Executive Board, stipulating their individual compensation;

     XXV. to establish guidelines for the exercise of voting rights by representatives of the Company, in the General Meetings of its controlled or affiliated companies;

     XXVI. to appoint representatives of the Company to participate in the management of companies in which it holds an equity interest; and

     XXVII. carry out any other activities delegated by the General Meeting.

     Sole Paragraph – The Board of Directors may delegate to any member of the Executive Board the authority to resolve on items IX and XIV of this Article, whether setting limits or not for the performance of such duties.

     Article 24 - The Board of Directors comprises three (3) to eleven (11) full members, one of them being the Chairman of the Board, and another one the Vice-Chairman, with one deputy member corresponding to each full member, and to substitute for him in case of impediment and temporary or permanent absence, until the investiture of the successor.

     Article 25 – The members of the Board of Directors shall be elected by the General Meeting, which will appoint, from among them, the Chairman and the Vice President of the Board.

     Sole Paragraph – In case of vacancy of the office of Full Member, and if the respective deputy is not installed in office, the remaining Members of the Board shall appoint, from among them, the substitute to serve until the next General Meeting.

     Article 26 – The Board of Directors shall hold a regular meeting at each calendar quarter, and special meetings whenever called by the Chairman or by two (2) Members of the Board, with minutes of the Meeting being drawn in the proper book.

     Sole Paragraph – The meetings shall be called by letter, cable or fax, delivered at least ten (10) days in advance, except in actually urgent cases, at the exclusive discretion of the Chairman of the Board of Directors; the call notice shall contain the agenda of the meeting.

     Article 27 - The resolutions of the Board of Directors shall be made by absolute majority of votes, with the attendance of the majority of its members, and it shall be incumbent upon the Chairman of the Board, should this be the case, to execute any acts required to ratify such resolutions.

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SECTION III

EXECUTIVE BOARD

     Article 28 – The Executive Board comprises one (1) Chief Executive Officer and two (2) Executive Officers, as follows:

a)	Chief Financial Officer;

b)	Chief Officer - Human Resources.

     Article 29 – In case of his absence or temporary impediment, the Chief Executive Officer shall be replaced by the Chief Financial Officer.

     Paragraph 1 – In case of simultaneous absence or impediment of the Chief Executive Officer and of the Chief Financial Officer, the Chief Executive Officer shall be replaced by the Chief Officer of Human Resources.

     Paragraph 2 – In case of absence or temporary impediment, the Chief Financial Officer or the Chief Officer of Human Resources shall be replaced by another member of the Board appointed by the Chief Executive Officer.

     Paragraph 3 – In case of vacancy in the office of Director, the Board of Directors shall elect a substitute to complete the term of office of the replaced member.

     Article 30 – With due regard to the provisions contained in these Articles of Incorporation, the Company shall be bound by: (i) the joint signature of two (2) Officers, of them being shall necessarily be the Chief Executive Officer; (ii) the signature of one (1) Officer together with an attorney-in-fact; or (iii) the joint signature of two (2) attorneys-in-fact, vested with specific powers.

      Sole Paragraph – The powers-of-attorney granted by the Company, which shall be jointly signed by two (2) Officers, one of them being necessarily the Chief Executive Officer, shall specify the powers granted thereby and, except for those granting “ad-judicia” powers, shall be valid for a maximum period of one (1) year.

     Article 31 – The following shall be specifically incumbent upon each member of the Executive Board:

     I – CHIEF EXECUTIVE OFFICER - The accomplishment of the policy, guidelines and activities related to the core object of the Company, as stipulated by the Board of Directors.

     II - CHIEF FINANCIAL OFFICER - The accomplishment of the policy, guidelines and economic-financial and accounting activities of the Company, as stipulated by the Board of Directors.

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     III - CHIEF OFFICER – HUMAN RESOURCES – To carry out and direct the actions relating to the management of the Company, comprising recruitment, dimensioning, training and development of the Human Resources of the Company, as specified by the Board of Directors.

CHAPTER V

STATUTORY AUDIT COMMITTEE

     Article 32 – The Statutory Audit Committee is a body charged of inspecting the management of the Company, and shall operate on permanent basis.

     Article 33 - The Statutory Audit Committee shall comprise three (3) to five (5) full members and the same number of deputy members.

     Paragraph 1 – The term of office of the members of the Statutory Audit Committee expires on the date of the first General Regular Meeting held after the respective election, reelection being permitted; the members shall remain in office until the investiture of the new members.

     Paragraph 2 – On the first meeting held, the Statutory Audit Committee shall elect the Chairman, upon whom it shall be incumbent to fulfill the resolutions approved by the Board.

     Paragraph 3 – The Statutory Audit Committee may request the assignment by the Company of qualified personnel to provide secretarial work and technical support.

         Art.34 – The Statutory Audit Committee shall hold regular meetings at each calendar quarter, and special meetings shall be held whenever required.

     Paragraph 1 – The meetings shall be called by the Chairman of the Statutory Audit Committee or by two (2) members of the Statutory Audit Committee.

     Paragraph 2 –The resolutions of the Statutory Audit Committee shall be approved by absolute majority of votes, with the attendance of the majority of its members.

     Article 35 – The members of the Statutory Audit Committee are substituted, in their absence or impediment, by their respective deputies.

     Article 36 – In addition to the case of death, resignation, removal and other reasons stipulated in law, the office of the members of the Statutory Audit Committee shall be vacated if a member of the Statutory Audit Committee fails to attend, without cause, two (2) consecutive meetings or three (3) alternate meetings during the same fiscal period.

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     Sole Paragraph - Should there be a vacancy in the Statutory Audit Committee, and if the deputy member does not substitute for the full member, a General Meeting shall immediately be held to elect the substitute.

CHAPTER VI
FISCAL YEAR AND FINANCIAL STATEMENTS

     Article 37 - The fiscal year of the company shall coincide with the calendar year.

     Article 38 – At the end of the fiscal period, the Management shall prepare the Balance Sheet and other financial statements required by Law.

     Article 39 - The Board of Directors shall submit to the General Meeting, together with the financial statements, a proposal for allocation of the net profit for the year, with due regard, however, to the provisions of the Law and of these Articles of Incorporation.

     Article 40 – In addition to the capital reserves required by law, the General Meeting may allocate up to ten percent (10%) of the net profit, adjusted as provided for in Article 202 of Law 6404/76, to constitute a reserve to reinforce the working capital, the amount which shall not exceed ten percent (10%) of the shareholders’ equity of the Company.

     Sole Paragraph – The general meeting may also allocate the remaining balance of the net profit of the year to an Investment Reserve, provided that with due justification by the officers under a capital budget, for the purpose of financing the expansion of the Company’s business or the creation of new ventures. Posting of such reserve may not adversely affect the payment of the minimum mandatory dividend established in article 41 hereof, and its balance, jointly with the balance of the other profit reserves, except for realizable profits, may not exceed the capital stock, under penalty of capitalization or distribution of dividends in the amount of any surplus.

     Article 41 – The shareholders are entitled to a minimum mandatory dividend of twenty-five (25%) percent of the net profit for each fiscal period, adjusted as provided for in Article 202 of Law 6404/76.

     Article 42 – The amount corresponding to the minimum mandatory dividend shall be allocated, firstly, to the payment of the dividend on the preferred shares, as set forth in Article 11 of these Articles of Incorporation, up to the limit of the preemptive rights; following, dividends shall be paid on the common shares, up to the limit when each common share has received a dividend equal to that paid to the preferred shares; the balance of the minimum mandatory dividend, if any, shall be allocated under equal conditions, to both types of shares.

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     Sole Paragraph – If the amount of the minimum dividend is not sufficient to pay the priority dividend on the preferred shares, the minimum mandatory dividend shall be increased up to the amount required to cover such payment.

     Article 43 – After payment of the minimum mandatory dividend, the General Meeting shall resolve on the allocation of the balance of the net profit of the fiscal year. The management may present an allocation proposal including: (i) payment of a supplementary dividend to the shareholders; (ii) constitution of the Statutory Investment Reserve according to article 40, sole paragraph of these By-laws.

     Article 44 - By resolution of the Board of Directors, the Company may pay, or credit as dividend, interest on own capital, under the terms of Article 9 of Law 9249, of December 26, 1995. The interest paid shall be offset by the amount of the minimum mandatory dividend due in the fiscal year, both to the holders of common and preferred shares.

     Article 45 – By resolution of the Board of Directors, and with due compliance with the limits provided by law, the Company may:

(I)	prepare semiannual or shorter period balance sheets and, based on them, declare dividends; and

(II)	declare interim dividends to the account of retained profits or profit reserves existing at the closing of the last annual or semiannual balance sheet.

      Article 46 - By resolution of the Board of Directors, the Company may assign profit share to the Management and to its employees.

     Article 47 – The dividends not claimed within three 3 (three) years shall revert to the benefit of the Company.

CHAPTER VII

LIQUIDATION OF THE COMPANY

     Article 48 - The Company shall be dissolved, and consequently liquidated, in those cases as provided for by Law, or by resolution of the General Meeting, which will stipulate the form of liquidation and elect the liquidator and the Statutory Audit Committee for the period of liquidation, as well as their respective fees.

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CHAPTER VIII

MISCELLANEOUS

     Article 49 – The approval by the Company, through its representatives, of merger, spin-off, incorporation or dissolution of its controlled companies, shall be preceded by an economic-financial analysis carried out by an independent and internationally renowned company, confirming that all companies concerned are being given fair and equal treatment and that their shareholders shall have wide access to the report on such analysis.

OSCAR THOMPSON

CHIEF EXECUTIVE OFFICER

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